Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

ITAÚ UNIBANCO HOLDING S.A. (“Company”) announces to its stockholders and the market in general that the Company’s Board of Directors (“Board”) approved, at the meeting held on April 26, 2018, the composition of the Audit Committee (“Committee”) for the next annual term of office, which will be effective until the investiture of those elected by the Board’s meeting held immediately after the Annual General Stockholders’ Meeting of 2019.

The Chairman of the Committee Gustavo Jorge Laboissière Loyola and the members Antonio Francisco de Lima Neto, Diego Fresco Gutierrez, Maria Helena dos Santos Fernandes de Santana and Rogério Paulo Calderón Peres were reelected, and Antonio Carlos Barbosa de Oliveira was elected.

The investiture of those elected will be formalized after the election is ratified by the Central Bank of Brazil.

Taking into consideration the election of Antonio Carlos Barbosa de Oliveira as a new member of the Committee, we have attached to this Announcement a summary of his curriculum vitae.

The Company thanks Geraldo Travaglia Filho, who was not reelected this time as his term of office reached its limit, for all the dedication and effort as a member of the Committee.

São Paulo (State of São Paulo), April 26, 2018.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Investor Relations Officer

CURRICULUM VITAE - Antonio Carlos Barbosa de Oliveira

Instituto Itaú Cultural: Member of the Board of Directors since April 1994; and Executive Officer from July 2001 to April 2018.

Banco Itaú BBA S.A.: Member of the Board of Directors from June 2010 to April 2015; Director Vice President from February 2003 to April 2010; Member of the Board of Directors from February 2003 to February 2009.

Itaú Unibanco Holding S.A.: Executive Officer from May 2008 to May 2010, Member of the Disclosure and Trading Committee from May 2005 to April 2010, Member of the Accounting Policies Committee from May 2008 to April 2009.

Itaú Unibanco S.A.: Director Vice President from April 2008 to April 2010, Vice President between 2002 and 2003, Executive Officer from March 1994 to July 2002 and Managing Director from December 1991 to August 1994.

Unibanco União de Bancos Brasileiros S.A.: Director Vice President from November 2008 to April 2010.

Banco Itauleasing S.A.: Managing Director from December 1994 to September 2003.

Banco Itaú Argentina S.A.: Executive General Director between 1995 and 2001.

ITAUTEC Informática S.A.: Officer, Banking Automation and Commercial Division from 1983 to 1991.

Itaú Tecnologia S.A.: General Manager of Microelectronic Projects from 1981 to 1983.

Other activities:

Instituto Fernand Braudel de Economia Mundial: Member of the Board since 2016.

Fundo Patrimonial Amigos da Poli: Vice Chairman of the Board in 2012.

VISA Argentina: Officer from 1997 to 2001.

ABA-Associacion de Bancos de la Argentina: Officer from 1994 to 2001.

Instituto de Estudos Avançados Universidade de São Paulo: Member of the Steering Committee in 1994.

Academic Background: Bachelor’s degree in Mechanical Engineering from the Polytechnic School of the Universidade de São Paulo (USP) in 1974; Master of Science in Management from the Massachusetts Institute of Technology (MIT) in 1977 and Master of Astronomy from the James Cook University in 2012.